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                       U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING


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                                                            SEC FILE NUMBER
                                                               333-51771
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                                                              CUSIP NUMBER

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(CHECK ONE):   [ X ] Form 10-K and Form 10-KSB    [  ] Form 20-F  [  ] Form 11-K
                    [  ] Form 10-Q and Form 10-QSB     [  ] Form N-SAR

     For Period Ended:        December 31, 1998
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     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I

Full Name of Registrant  Credit Suisse First Boston Mortgage Securities Corp.
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(in respect of its Commercial Mortgage Pass-Through Certificates, Series 1998-
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C1)
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Former Name if Applicable     N/A
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Address of Principal Executive Office (STREET AND NUMBER)    11 Madison Avenue
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City, State and Zip Code       New York, New York 10010
                        --------------------------------------------------------

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PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ /       (a)The reasons described in reasonable detail in Part III of this form could not be


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     eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant's Report on Form 10-K for fiscal year ended December 31, 1998 with respect to its Commercial Mortgage Pass-Through Certificates, Series 1998-C1(the "Certificates") may not have been accepted for filing on March 31, 1999. The Pooling and Servicing Agreement pursuant to which the Certificates were issued requires the Trustee to file the Form 10-K on behalf of the Registrant. The Trustee was informed on April 1, 1999 that the Report on Form 10-K with respect to the Certificates, which Report was submitted for filing on March 31, 1999, was not accepted for filing due to matters relating to the CIK Code assigned to the Registrant. The Trustee
     is investigating this matters.   The Trustee on behalf of the Registrant
     will make best efforts to resolve the situation and have the Report on Form 10-K accepted for filing on or before the 15th calendar day following the prescribed due date.



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PART IV

     (1) Name and telephone number of person to contact in regard to this notification.

     Amelia M. Charamba, Esq.                  (617)             951-2062
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          (Name)                             (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         Yes  :/X/      No  / /

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Yes  / /  No :/X/


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     If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Credit Suisse First Boston Mortgage Securities Corp. (in respect of its Commercial Mortgage Pass-Through Certificates, Series 1998-C1)

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                     (Name of Registrant as specified in charter)

has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        By:  State Street Bank and Trust
                                             Company, solely in its capacity as
                                             trustee for Credit Suisse First
                                             Boston Mortgage Securities Corp.
                                             Commercial Mortgage Pass-Through
                                             Certificates, Series 1998-C1 and
                                             not individually


Date:  April 1, 1999                    By:/s/ Julie Kirby
                                           --------------------------------
                                        Julie Kirby, Assistant Vice President
PABOS2:AMC:222348_1


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